Respace, Inc. (the "Company") a Washington Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31st, 2023

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Respace, Inc.

We have reviewed the accompanying consolidated financial statements of the Company which comprise the consolidated statement of financial position as of December 31, 2023 and the related consolidated statements of operations, consolidated statement of changes in shareholder equity (deficit), and consolidated statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 16, 2024
Vincenzo Mongio

RESPACE, INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 53,732	$ 2,142
Deposits	16,500	-
Other Current Assets	5,045	-
Total Current Assets	$ 75,277	$ 2,142
Non Current Assets		
Property, Plant and Equipment	$ 780,340	$ -
Total Non Current Assets	$ 780,340	$ -
TOTAL ASSETS	$ 855,617	$ 2,142
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ 49,199	$ 3,450
Accrued Interest - Related Party	30,929	1,252
Accrued Interest	7,691	-
Line of Credit - Related Party	146,199	75,128
Notes Payable - Related Party	184,395	184,395
Notes Payable	842,000	-
Convertible Debt	50,000	-
Customer Deposits	5,045	-
Advances from Related Party	32,182	-
Total Current Liabilities	$ 1,347,640	$ 264,226
TOTAL LIABILITIES	$ 1,347,640	$ 264,226
EQUITY		
Class F Voting Common Stock	$ 25	$ 25
Additional Paid in Capital	189,975	189,975
Accumulated Deficit	(682,022)	(452,084)
Total Equity	$ (492,022)	$ (262,084)
TOTAL LIABILITIES AND EQUITY	$ 855,617	$ 2,142

RESPACE, INC.
CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenue	$ 12,897	$ -
Cost of Revenue	-	-
Gross Profit	$ 12,897	$ -
Operating Expenses		
Advertising and Marketing	$ 22,611	$ 11,256
General and Administrative	147,669	68,689
Total Operating Expenses	$ 170,280	$ 79,945
Operating Income (loss)	$ (157,383)	$ (79,945)
Other Expenses		
Interest Expense	$ 72,556	$ 1,252
Total Other Expenses	$ 72,556	$ 1,252
Earnings Before Income Taxes	$ (229,939)	$ (81,197)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	$ (229,939)	$ (81,197)

RESPACE, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER EQUITY (DEFICIT)

	Class F Voting Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Deficit
Beginning Balance at 10/12/2022 (Inception)	25,000,000	$ 25	$ 189,975	$ (370,886)	$ (180,886)
Net Income (Loss)	-	-	-	(81,197)	(81,197)
Ending Balance 12/31/2022	25,000,000	$ 25	$ 189,975	$ (452,084)	$ (262,084)
Net Income (Loss)	-	-	-	(229,939)	(229,939)
Ending Balance 12/31/2023	25,000,000	$ 25	$ 189,975	$ (682,023)	$ (492,023)

RESPACE, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year Ended December 31,		
		2023		**2022**
OPERATING ACTIVITIES				
Net Income (Loss)	$	(229,939)	$	(81,197)
Adjustments to reconcile Net Income to Net Cash provided by operations:				
Accrued Interest		37,368		1,252
Changes in operating assets and liabilities:				
Accounts Payable		45,749		3,450
Other Current Assets		(5,045)		-
Customer Deposits		5,045		-
Deposits		(16,500)		-
Net Cash provided by (used in) Operating Activities	$	(163,322)	$	(76,495)
INVESTING ACTIVITIES				
Purchase of Fixed Assets	$	(780,340)	$	-
Net Cash Flows provided by (used in) Investing Activities	$	(780,340)	$	-
FINANCING ACTIVITIES				
Proceeds from Loans	$	967,366	$	75,128
Repayment of Loans		(4,295)		-
Proceeds from Advances		56,028		-
Repayment of Advances		(23,846)		-
Net Cash provided by (used in) Financing Activities	$	995,253	$	75,128
Cash at the beginning of period		2,142		3,508
Net Cash increase (decrease) for period	$	51,590	$	(1,366)
Cash at end of period	$	53,732	$	2,142
OTHER NON-CASH FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Assumption of Debt upon Formation	$	-	$	184,395
Equity Issuance upon Formation - Class F Common Stock		-		25
Equity Issuance upon Formation - Paid-in Capital		-		189,975
Cash Paid for Interest	$	34,655	$	-
Cash Paid for Income Taxes		-		-

Respace, INC.
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Respace, Inc, formerly Spases, Inc, ("the Company") was formed in Washington on October 12th, 2022. The Company plans to earn revenue by transforming home ownership through fractional ownership. This involves dividing the ownership of a property into fractional shares that can be sold independently of each other, allowing multiple owners to share the property while still having exclusive access to their own designated portion of the property. This fractional ownership structure allows for significantly lower upfront costs and ongoing maintenance fees compared to full ownership. The Company's headquarters are in Seattle, WA. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 and 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

On May 11, 2023, the majority shareholder formed reSpace 1, LLC ("reSpace 1") in the state of Washington. That entity is wholly-owned by the shareholder and was formed with the business purpose of acquiring real estate property to rehabilitate and rent it for profit. This entity is expected to become a wholly owned subsidiary of the Company during the course of 2024, but this transaction has not been consummated as of the date of this transaction. It is consolidated in these financial statements due to being under common control and a variable interest entity of the Company.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is calculated using the straight-line method, based on useful lives of the assets.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Real Estate	27.5	780,340	-	-	780,340
Grand Total	**-**	**780,340**	**-**	**-**	**780,340**

Accounts Payable

The accounts payable balance is subject to normal trade terms and payment conditions which management is actively monitoring to ensure timely and accurate payment in accordance with contractual agreements and industry standards. There are no related party payables as of the dates of these financial statements.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Loans for respace, Inc.

Upon formation, the Company assumed the debt of a related party loan resulting in a balance of $184,395 as of December 31st, 2022. Refer to Note 5 for the details on this note.

A related party entered into a line of credit agreement with the Company resulting in a balance of $75,128 as of December 31st, 2022. Refer to Note 5 for the details on this note.

In June of 2023, the Company received an advance from a shareholder in the amount of $22,500. This loan is non-interest bearing and is due upon demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Loans for reSpace, Inc.

Convertible Debt

In December of 2023, the Company entered into a convertible promissory note for $50,000. The note accrues interest at 6% per annum and all accrued interest and principal shall matures on or after December 31, 2026 upon request of the majority holders of notes on or after December 31, 2026. As of December 31, 2023, there was only one holder of the series of notes which will be issued under these terms of convertible promissory notes. No interest accrued as of December 31, 2023.

These notes will be convertible upon a qualified financing event or change of control. A qualified financing event is defined as any sale of equity securities to investors with total proceeds to the Company of not less than $1,000,000. The outstanding principal amount and unpaid accrued interest shall automatically convert in whole at a conversion price equal to the lesser of the price paid per share for the equity securities by the investors in the qualified financing event multiplied by 0.85 and the quotient resulting from dividing $9,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the qualified financing event. If the resulting conversion price if the conversion is less than the price per share at which equity securities are issued in the qualified financing, the Company may, solely at its option, elect to convert the notes into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as equity securities issued in the qualified financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (ii the per share liquidation preference and the conversion price for purposes of price based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the qualified financing relative to the purchase price paid by the investors.

A change of control a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property.

In the event of a change of control, the Company shall repay the holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal, plus (ii) a repayment premium equal to 50% of the outstanding principal amount of this note; provided, however, that upon the written election of the holder made not less than five days prior to the change of control, the Company shall convert the outstanding principal balance of this note and any unpaid accrued interest into shares of the Company's common stock at a conversion price equal to the quotient resulting from dividing $9,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the change of control.

Notes Payable – Related Party

Upon formation, the Company assumed the debt of a related party loan resulting in a balance of $184,395 as of December 31st, 2022. This loan has an 10% interest rate and is due upon funding of the venture. During 2023, the Company recognized $18,440 in interest expense and this entire amount was accrued as of December 31, 2023.

Line of Credit – Related Party

A related party entered into a line of credit agreement with the Company resulting in a balance of $75,128 as of December 31st, 2022. During 2023, the Company incurred an additional $75,366 in loan proceeds and made principal payments totaling $4,295 resulting in an outstanding principal balance of $146,199 as of December 31, 2023. The line of credit accrues interest at 10% and payment is due upon funding of the entity. During 2023, the Company incurred interest expenses of $11,238 and made payments of $157 towards accrued interest. As of December 31, 2023, the Company had an accrued interest balance of $11,081 related to this line of credit.

Advances from Related Party

In June of 2023, the Company received an advance from a shareholder in the amount of $22,500. This loan is non-interest bearing and is due upon demand.

Loans for reSpace 1, LLC.

Notes Payable – Related Party

In May of 2023, reSpace 1 entered into a promissory for $75,000 bearing interest at 20% per annum with a maturity date of February 22, 2024. ReSpace 1 will make monthly interest only installment payments of $500 and any remaining accrued interest will be payable along with the unpaid principal balance at maturity. ReSpace 1 incurred interest expense in the amount of $9,041, paid $1,350 towards those expenses in the year and had an accrued interest balance of $7,691 as of December 31, 2023.

In May of 2023, reSpace 1 entered into a short-term promissory note for $200,000, bearing no interest and with a maturity date of February 14, 2024. In February 2024, reSpace 1 agreed upon an extension of maturity date to May 15th, 2024. The balance of this loan was $200,000 as of December 31st, 2023.

In May of 2023, reSpace 1 entered into a short-term promissory note $567,000 bearing 10.9% interest per annum on the unpaid principal. The loan requires monthly interest-only payments on the 1st day of the month, beginning in July 1st 2023 and the entire balance of this note, along with any accrued interest shall be paid in full by June 1, 2024. ReSpace 1 incurred and paid interest expenses in the amount of $33,305 during 2023 and had no accrued interest as of December 31, 2023. In addition, to the principal amount and interest expenses, reSpace 1 incurred various fees related to the issuance of the loan. These costs totaled $17,069.00 and were recognized as debt issue costs to be amortized to interest expense over the life of the loan. ReSpace 1 amortized a total of $10,540 to interest expense as of December 31, 2023. No payments have been made toward the principal balance as of December 31, 2023. Therefore, reSpace 1 had a remaining balance of $567,000 as of December 31, 2023.

Advances from Related Party

During 2023, reSpace 1 received cash advances from an immediate family member of the majority shareholder of the Company resulting in advances from related party with a balance of $5,600 as of December 31, 2023. These cash advances are non-interest bearing and due upon demand.

During 2023, reSpace 1 received cash advances from a shareholder in the amount of $27,928. This loan is non-interest bearing and is due upon demand. $23,846 was repaid toward these advances and a balance of $4,082 remained as of December 31, 2023.

See Note 3 – Related Party Transactions for details of related party debt.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	$1,254,776
2025	-
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 150,000,000 common shares consisting of 100,000,000 Class A Voting Common Stock, 25,000,000 shares of Class F Voting Common Stock, and 5,000,000 Class B Non-Voting Common Stock all with a par value of $0.000001 per share. 11,364,276 Class F Voting Common Stock were issued and outstanding as of December 31st, 2022. There were no Class A Voting Common Stock and Class B Non-Voting Common Stock issued or outstanding as of December 31st, 2022.

Voting: Class F Voting Common Stockholders are entitled to 10 votes for every share they hold. Class A Voting Common Stockholders are entitled to 1 vote for every share they hold. Class B Non-Voting Common Stockholders are not entitled to vote.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 20,000,000 Preferred Stock containing a par value of $0.000001 per share. The Company did not have any Preferred Stock issued or outstanding as of December 31st, 2022. The rights and privileges of Preferred Stock will be determined once issued.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 16, 2024, the date these financial statements were available to be issued.

In January of 2024, the Company entered into a promissory note for $35,500. The note has an interest rate of 12% and a maturity date of April 1, 2026.

In February of 2024, ReSpace 1 entered into a joint venture agreement with Sixhouse, LLC with the purpose of develop the real estate property owned by respace 1. The net profits are subject to allocation based on each partner's respective percentage interest in the joint venture and respace 1 will contribute an estimated $2,000,000 and Sixhouse, LLC will contribute $200,000. Ownership of the property will be in the name of the joint venture.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations, incurred negative working capital and cash flows from operations, and realized losses every year since inception and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.